SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________

SCHEDULE 13D/A

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 32)

_____________

Public Storage

(Name of Issuer)

Common Shares of Beneficial Interest, $.10 par value

 (Title of Class of Securities)

74460D-10-9

(CUSIP Number)

_____________

David Goldberg
701 Western Avenue
Glendale, California  91201-2397
(818) 244-8080, ext. 1529

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

_____________

March 8, 2012

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.     [   ]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

B. Wayne Hughes
_________________________________________________________________________________________________________________________________________________________________________________

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)

(b) X

_________________________________________________________________________________________________________________________________________________________________________________

3.             SEC USE ONLY

_________________________________________________________________________________________________________________________________________________________________________________

4.             SOURCE OF FUNDS

PF, OO
_________________________________________________________________________________________________________________________________________________________________________________

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

PURSUANT TO ITEMS 2(d) OR 2(e)

_________________________________________________________________________________________________________________________________________________________________________________

6.             CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

Number of	7. SOLE VOTING POWER
Shares	2,659,568 (1)
Beneficially	8. SHARED VOTING POWER
Owned By	0
Each	9. SOLE DISPOSITIVE POWER
Reporting	2,659,568 (1)
Person With	10. SHARED DISPOSITIVE POWER
0

_________________________________________________________________________________________________________________________________________________________________________________

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,659,568 (1)

_________________________________________________________________________________________________________________________________________________________________________________

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES

_________________________________________________________________________________________________________________________________________________________________________________

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.6% (1)

_________________________________________________________________________________________________________________________________________________________________________________

14.           TYPE OF REPORTING PERSON REPORTING
IN
_________________________________________________________________________________________________________________________________________________________________________________

1 Includes shares held indirectly. Percentage of class based on number of shares outstanding at November 5, 2009.

1.	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

B. Wayne Hughes, Jr.
_________________________________________________________________________________________________________________________________________________________________________________

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)

(b) X

_________________________________________________________________________________________________________________________________________________________________________________

3.           SEC USE ONLY

_________________________________________________________________________________________________________________________________________________________________________________

4.           SOURCE OF FUNDS

PF, BK, OO

_________________________________________________________________________________________________________________________________________________________________________________

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

PURSUANT TO ITEMS 2(d) OR 2(e)

_________________________________________________________________________________________________________________________________________________________________________________

6.             CITIZENSHIP OR PLACE OF ORGANIZATION

United State of America

Number of	7. SOLE VOTING POWER
Shares	6,239,345 (1)
Beneficially	8. SHARED VOTING POWER
Owned By	11,348 (2)
Each	9. SOLE DISPOSITIVE POWER
Reporting	6,239,345 (1)
Person With	10. SHARED DISPOSITIVE POWER
11,348 (2)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,250,693 (1),(2)

_________________________________________________________________________________________________________________________________________________________________________________

12.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

CERTAIN SHARES

_________________________________________________________________________________________________________________________________________________________________________________

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.6% (1)

_________________________________________________________________________________________________________________________________________________________________________________

14.           TYPE OF REPORTING PERSON REPORTING
IN
_________________________________________________________________________________________________________________________________________________________________________________

1 Includes shares held indirectly and shares beneficially owned by spouse and children.  Percentages of class based on number of shares outstanding at February 22, 2012.

2 Includes 11,348 shares held of record jointly by Mr. Hughes, Jr. and Tamara Hughes Gustavson.

1.	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Tamara Hughes Gustavson (formerly Tamara L. Hughes)
_________________________________________________________________________________________________________________________________________________________________________________

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)

(b) X

_________________________________________________________________________________________________________________________________________________________________________________

3.             SEC USE ONLY

_________________________________________________________________________________________________________________________________________________________________________________

4.             SOURCE OF FUNDS

PF, OO

_________________________________________________________________________________________________________________________________________________________________________________

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

PURSUANT TO ITEMS 2(d) OR 2(e)

_________________________________________________________________________________________________________________________________________________________________________________

6.           CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

Number of	7. SOLE VOTING POWER
Shares	18,571,771 (1)
Beneficially	8. SHARED VOTING POWER
Owned By	11,348 (2)
Each	9. SOLE DISPOSITIVE POWER
Reporting	18,571,771 (1)
Person With	10. SHARED DISPOSITIVE POWER
11,348 (2)
_________________________________________________________________________________________________________________________________________________________________________________

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

18,583,119 (1),(2)
_________________________________________________________________________________________________________________________________________________________________________________

12.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

CERTAIN SHARES
_________________________________________________________________________________________________________________________________________________________________________________

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.8% (1)
_________________________________________________________________________________________________________________________________________________________________________________

14.           TYPE OF REPORTING PERSON REPORTING
IN
_________________________________________________________________________________________________________________________________________________________________________________

1 Includes shares held indirectly and shares beneficially owned by spouse and children.  Percentages of class based on number of shares outstanding at February 22, 2012.

2 Includes 11,348 shares held of record jointly by Mr. Hughes, Jr. and Tamara Hughes Gustavson.

This Amendment No. 32 (this “Amendment”) amends and supplements the Statement on Schedule 13D, as amended (the “Schedule 13D”), relating to the shares of common stock, par value $.10 per share, of Public Storage, Inc., the predecessor of Public Storage (the “Issuer”), previously filed by B. Wayne Hughes, B. Wayne Hughes, Jr. and Tamara Hughes Gustavson (together, the “Reporting Persons” or the “Hughes Family”).  This Amendment is being filed to update the Schedule 13D in light of certain recent events.

Unless otherwise indicated, all capitalized terms used herein shall have the meanings given to them in the Schedule 13D, and unless amended or supplemented hereby, all information previously filed remains in effect.

Item 4.  Purpose of the Transaction

Item 4 is hereby amended to add the following:

Between February 29 and March 8, 2012, Tamara Hughes Gustavson sold a total of 1,000,000 shares of beneficial interest (the “Shares”) in the open market.  On February 28, 2012,  B. Wayne Hughes sold 53,464 Shares in the open market.

The Hughes Family intend to review their investments in the Issuer on a continuing basis and may, at any time, consistent with the Hughes Family’s obligations under the Issuer’s declaration of trust (as impacted by the waiver granted by the board of directors of the Issuer’s predecessor to acquire additional Shares) and under the federal securities laws, determine to increase or decrease their ownership of Shares through purchases or sales of Shares in the open market or in privately negotiated transactions.  In reaching any conclusion as to their future course of action, the Hughes Family will take into consideration various factors, such as the Hughes Family’s financial condition and financial plans, other developments concerning the Hughes Family, the Issuer’s business and prospects, other developments concerning the Issuer, other business opportunities available to the Issuer and general economic and stock market conditions, including, but not limited to, the market price of the Shares.

Item 5.  Interest in Securities of the Issuer

As of March 13, 2012, each Reporting Person owned (or was deemed to own) the aggregate number of Shares set forth below opposite his or her name.  Such Shares constitute approximately 16.0% in the aggregate of the approximate total number of Shares outstanding on February 22, 2012.

Reporting Person	No. of Shares		Approximate % of Shares Outstanding
B. Wayne Hughes	2,659,568	(1)	1.6%
B. Wayne Hughes, Jr. and Tamara Hughes Gustavson	11,348	(2)	0.0%
B. Wayne Hughes, Jr.	6,239,345	(3)	3.6%
Tamara Hughes Gustavson	18,571,771	(4)	10.8%

(1)  Includes Shares held indirectly.

(2) Shares held of record jointly by Mr. Hughes, Jr. and Ms. Gustavson as to which they have joint voting and dispositive power.

(3) Includes Shares owned indirectly by Mr. Hughes, Jr. and shares beneficially owned by Mr. Hughes, Jr.’s spouse and children.  Excludes Shares held of record jointly by Mr. Hughes, Jr. and Ms. Gustavson as to which they have joint voting and dispositive power.

(4) Includes Shares owned indirectly by Ms. Gustavson and shares owned beneficially by Mr. Gustavson’s spouse and children.  Excludes Shares held of record jointly by Mr. Hughes, Jr. and Ms. Gustavson as to which they have joint voting and dispositive power.

During the 60−day period ending March 8, 2012 and subsequent to the date through March 13, 2012, the Reporting Persons purchased or sold the number of Shares in the transactions, on the transaction dates and at the prices per Share (not including commissions) set forth below opposite his, her or its name.

Reporting Person	Transaction Date	No. of Shares Sold	Price Per Share	Type of Transaction
Tamara Hughes Gustavson	03/08/12	135,000	$129.47	Open Market (NYSE)
Tamara Hughes Gustavson	03/07/12	145,000	$130.31	Open Market (NYSE)
Tamara Hughes Gustavson	03/06/12	145,000	$131.92	Open Market (NYSE)
Tamara Hughes Gustavson	03/05/12	145,000	$131.64	Open Market (NYSE)
Tamara Hughes Gustavson	03/02/12	145,000	$132.89	Open Market (NYSE)
Tamara Hughes Gustavson	03/01/12	145,000	$134.18	Open Market (NYSE)
Tamara Hughes Gustavson	02/29/12	140,000	$134.51	Open Market (NYSE)
B. Wayne Hughes	02/28/12	53,464	$135.03	Open Market (NYSE)

To the best of the Reporting Persons' knowledge, except as disclosed herein, none of the Reporting Persons has any beneficial ownership of any Shares as of March 8, 2012, engaged in any transaction in any Shares during the 60−day period ending March 8, 2012 and subsequent to that date through March 13, 2012.

Except as disclosed herein, no other person is known to the Reporting Persons to have the right to receive or the power to direct receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by the Reporting Persons.

Item 7.  Materials to be Filed as Exhibits.

Exhibit 8:	Power of Attorney, dated as of March 9, 2006 (incorporated by reference to Exhibit 8 to Amendment No. 25 on Schedule 13D/A filed on March 9, 2006).

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

________________*___________________ B. Wayne Hughes
_________________*__________________ B. Wayne Hughes, Jr.
_________________*__________________ Tamara Hughes Gustavson
March 13, 2012

*      David Goldberg as attorney-in-fact

/s/ David Goldberg
David Goldberg